UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

AVISO AO MERCADO

DA OFERTA PÚBLICA DE DISTRIBUIÇÃO DE DEBÊNTURES SIMPLES, NÃO CONVERSÍVEIS EM AÇÕES, DA ESPÉCIE QUIROGRAFÁRIA, EM SÉRIE ÚNICA, PARA DISTRIBUIÇÃO PÚBLICA, SOB RITO DE REGISTRO AUTOMÁTICO, DA 11ª (DÉCIMA PRIMEIRA) EMISSÃO DA

SENDAS DISTRIBUIDORA S.A.

Companhia Aberta, na categoria “A”, com registro de emissor de valores mobiliários perante a CVM sob o nº 025372
CNPJ nº 06.057.223/0001-71 | NIRE 33.300.272.909
Avenida Ayrton Senna, nº 6.000, Pal 48959, Anexo A, Jacarepaguá
CEP 22.775-005 – Rio de Janeiro, RJ

no montante total de

R$ 2.800.000.000,00

(dois bilhões e oitocentos milhões de reais)

CÓDIGO ISIN: “RASAIDBS0A9”

CLASSIFICAÇÃO DE RISCO DA EMISSÃO DE DEBÊNTURES ATRIBUÍDA PELA FITCH RATINGS BRASIL LTDA.: “AAA(bra)”*

*Esta classificação foi realizada em 10 de setembro de 2024, estando as caraterísticas deste papel sujeitas a alterações.

1. VALOR MOBILIÁRIO E IDENTIFICAÇÃO DA OFERTANTE

Nos termos do disposto no artigo 57 da Resolução da Comissão de Valores Mobiliários (“CVM”) n° 160, de 13 de julho de 2022, conforme alterada (“Resolução CVM 160”) e da Resolução CVM nº 44, de 23 de agosto de 2021, conforme alterada, a SENDAS DISTRIBUIDORA S.A., inscrita no Cadastro Nacional de Pessoas Jurídicas do Ministério da Fazenda (“CNPJ”) sob o n° 06.057.223/0001-71 (“Emissora”), em conjunto com o BANCO BRADESCO BBI S.A.., inscrito no CNPJ sob o nº 06.271.464/0073-93 (“Coordenador Líder”), o ITAÚ BBA ASSESSORIA FINANCEIRA S.A., inscrito no CNPJ sob o nº 04.845.753/0001-59 (“Itaú BBA”), o UBS BRASIL CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A,. inscrito no CNPJ sob o nº 02.819.125/0001-73 (“UBS BB”), e o BANCO SANTANDER (BRASIL) S.A., inscrito no CNPJ sob o nº 90.400.888/0001-42 (“Santander” e, em conjunto com o Coordenador Líder, o Itaú BBA e o UBS BB, os “Coordenadores”), vêm a público comunicar que, a partir da presente data, encontra-se a mercado a oferta pública de distribuição de 2.800.000 (duas milhões e oitocentas mil) debêntures simples, não conversíveis em ações, da espécie quirografária, em série única, da 11ª (décima primeira) emissão da Emissora, com valor nominal unitário de R$1.000,00 (mil reais), perfazendo, na data de emissão das Debêntures, qual seja, 25 de setembro de 2024, o montante total de R$ 2.800.000.000,00 (dois bilhões e oitocentos milhões de reais) (“Debêntures”), emitidas nos termos do “Instrumento Particular de Escritura da 11ª (Décima Primeira) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Série Única, para Distribuição Pública, sob o Rito de Registro Automático, da Sendas Distribuidora S.A.”, celebrado, nesta data, entre a Emissora e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, inscrita no CNPJ sob o nº 17.343.682/0001-38, na qualidade de representante da comunhão dos titulares das Debêntures (“Agente Fiduciário” e “Escritura de Emissão”, respectivamente).

Exceto quando especificamente definidos neste “Aviso ao Mercado da Oferta Pública de Distribuição de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Série Única, Para Distribuição Pública, sob o Rito de Registro Automático, da 11ª (Décima Primeira) Emissão da Sendas Distribuidora S.A.” (“Aviso ao Mercado”), os termos aqui utilizados iniciados em letra maiúscula terão o significado a eles atribuído na Escritura de Emissão.

2. RITO DE REGISTRO DA OFERTA PERANTE A CVM

A oferta das Debêntures será realizada sob o rito de registro automático de distribuição (“Oferta”), não estando, portanto, sujeita à análise prévia da CVM e da Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”), nos termos dos artigos 25 e 26, inciso IV, alínea “a”, da Resolução CVM 160, do “Código ANBIMA de Autorregulação para Estruturação, Coordenação e Distribuição de Ofertas Públicas de Valores Mobiliários e Ofertas Públicas de Aquisição de Valores Mobiliários” e das “Regras e Procedimentos de Ofertas Públicas” ambas expedidas pela ANBIMA e em vigor desde 15 de julho de 2024, bem como das demais disposições legais e regulamentares aplicáveis, por se tratar de oferta pública de (i) debêntures não-conversíveis em ações, (ii) destinada exclusivamente a Investidores Profissionais, assim definidos nos termos dos artigos 11 e 13, da Resolução CVM nº 30, de 11 de maio de 2021, conforme alterada (“Investidores Profissionais”), e (iii) cujo emissor é emissor frequente de renda fixa, nos termos do artigo 38-A, da Resolução da CVM nº 80, de 29 de março de 2022, conforme alterada.

3. CRONOGRAMA ESTIMADO DA OFERTA

Encontra-se abaixo o cronograma estimado das etapas da Oferta, informando seus principais eventos a partir do protocolo na CVM do pedido de registro automático de distribuição da Oferta:

#	Eventos	Data Prevista (1)(2)
1	Protocolo do Pedido de Registro Automático da Oferta na CVM. Divulgação deste Aviso ao Mercado.	11 de setembro de 2024
2	Início das apresentações para potenciais Investidores Profissionais (roadshow).	12 de setembro de 2024
3	Procedimento de Bookbuilding. Comunicado ao Mercado com o resultado do Procedimento de Bookbuilding.	26 de setembro de 2024
4	Concessão do Registro Automático da Oferta pela CVM. Disponibilização do Anúncio de Início.	27 de setembro de 2024
5	Data da Primeira Integralização das Debêntures.	01 de outubro de 2024
6	Data Máxima para Disponibilização do Anúncio de Encerramento.	Em até 180 (cento e oitenta) dias contados da divulgação do Anúncio de Início
(1)	As datas previstas para os eventos futuros são meramente indicativas e estão sujeitas a alterações, suspensões, antecipações ou prorrogações a critério da Emissora e dos Coordenadores. Qualquer modificação no cronograma da distribuição deverá ser comunicada pela Emissora e pelos Coordenadores ao mercado e à CVM e poderá ser analisada como modificação da Oferta, conforme artigo 67 da Resolução CVM 160, hipótese na qual incidirão os efeitos descritos nos artigos 68 e 69, da Resolução CVM 160.
(2)	Caso ocorram alterações das circunstâncias, suspensão, prorrogação, revogação ou modificação da Oferta Pública, tal cronograma poderá ser alterado. Quaisquer comunicados ou anúncios relativos à Oferta serão disponibilizados na rede mundial de computadores da Emissora, dos Coordenadores, da CVM e da B3 S.A. – Brasil, Bolsa, Balcão, nos termos previstos no artigo 13 da Resolução CVM 160.

5. DISPENSA DE DIVULGAÇÃO DO PROSPECTO PRELIMINAR E DA LÂMINA

Nos termos do artigo 57, parágrafo 1º, inciso V, da Resolução CVM 160, foi dispensada a divulgação de prospecto e lâmina da oferta para a realização desta Oferta, considerando que a Oferta será destinada exclusivamente a Investidores Profissionais.

LEIA ATENTAMENTE OS TERMOS E CONDIÇÕES DA ESCRITURA DE EMISSÃO, O FORMULÁRIO DE REFERÊNCIA DA EMISSORA E DO SUMÁRIO DE DÍVIDA, ENTREGUE AOS INVESTIDORES PROFISSIONAIS, ANTES DE TOMAR SUA DECISÃO DE INVESTIMENTO, EM ESPECIAL A SEÇÃO DE “FATORES DE RISCO”.

FOI DISPENSADA A DIVULGAÇÃO DE PROSPECTO E DA LÂMINA DA OFERTA PARA A REALIZAÇÃO DESTA OFERTA. ADICIONALMENTE, TENDO EM VISTA QUE A OFERTA É DESTINADA EXCLUSIVAMENTE A INVESTIDORES PROFISSIONAIS, NOS TERMOS DO ARTIGO 26, INCISO IV, ALÍNEA “A” DA RESOLUÇÃO CVM 160, A OFERTA ESTÁ SUJEITA AO RITO DE REGISTRO AUTOMÁTICO DE DISTRIBUIÇÃO PREVISTO NA RESOLUÇÃO CVM 160 E, PORTANTO, AS DEBÊNTURES ESTARÃO SUJEITAS A RESTRIÇÕES À REVENDA, CONFORME INDICADO NO ARTIGO 86, INCISO I, DA RESOLUÇÃO CVM 160.

O REGISTRO DA OFERTA NÃO IMPLICA, POR PARTE DA CVM, GARANTIA DE VERACIDADE DAS INFORMAÇÕES PRESTADAS OU JULGAMENTO SOBRE A QUALIDADE DA EMISSORA, BEM COMO SOBRE OS DOCUMENTOS DA OFERTA E AS DEBÊNTURES A SEREM DISTRIBUÍDAS.

CONSIDERANDO QUE A OFERTA ESTÁ SUJEITA AO RITO DE REGISTRO AUTOMÁTICO DE DISTRIBUIÇÃO, O REGISTRO DA OFERTA PRESCINDE DE ANÁLISE PRÉVIA DA CVM E/OU DA ANBIMA. NESSE SENTIDO, OS DOCUMENTOS RELATIVOS ÀS DEBÊNTURES E À OFERTA NÃO FORAM OBJETO DE REVISÃO PELA CVM OU PELA ANBIMA, INCLUINDO, SEM LIMITAÇÃO, TODOS OS DOCUMENTOS DA OFERTA E ESTE AVISO AO MERCADO.

A OFERTA É IRREVOGÁVEL, MAS PODE ESTAR SUJEITA A CONDIÇÕES PREVIAMENTE INDICADAS QUE CORRESPONDAM A UM INTERESSE LEGÍTIMO DA EMISSORA E CUJO IMPLEMENTO NÃO DEPENDA DE ATUAÇÃO DIRETA OU INDIRETA DA EMISSORA OU DE PESSOAS A ELA VINCULADAS, NOS TERMOS DO ARTIGO 58, PARÁGRAFO ÚNICO, INCISO II, DA RESOLUÇÃO CVM 160.

INFORMAÇÕES COMPLEMENTARES SOBRE A DISTRIBUIÇÃO DAS DEBÊNTURES E SOBRE A OFERTA PODERÃO SER OBTIDAS COM A EMISSORA, OS COORDENADORES E DEMAIS INSTITUIÇÕES PARTICIPANTES DO CONSÓRCIO DE DISTRIBUIÇÃO, OU COM A CVM.

ESTE AVISO AO MERCADO É DE CARÁTER EXCLUSIVAMENTE INFORMATICO, NÃO SE TRATANDO DE OFERTA DE VENDA DE VALORES MOBILIÁRIOS.

A data deste Aviso ao Mercado é de 11 de setembro de 2024.

Coordenador Líder

Coordenadores

Assessor Legal dos Coordenadores	Assessor Legal da Emissora

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.